Exhibit 21.3

OHIO MEDICAL CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2014 AND 2013

WITH INDEPENDENT AUDITORS’ REPORT

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

Ohio Medical Corporation and subsidiaries

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of OHIO MEDICAL CORPORATION and subsidiaries which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income and changes in stockholders’ equity and cash flows for the years ended December 31, 2014, 2013 and 2012, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ohio Medical Corporation and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years ended December 31, 2014, 2013 and 2012 in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The accompanying supplementary information in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information is fairly stated in all material respects in relation to the financial statements as a whole.

Brookfield, Wisconsin
February 25, 2015

CONSOLIDATED FINANCIAL STATEMENTS

OHIO MEDICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS
CURRENT ASSETS
Cash	$1,675,082	$2,575,842
Accounts receivable, less allowance for doubtful accounts of $118,000 in 2014 and $112,000 in 2013	9,975,001	7,464,509
Inventories, net	8,108,817	8,752,294
Prepaid expenses and deposits	508,396	692,556
Current deferred tax asset	2,173,000	1,616,000
TOTAL CURRENT ASSETS	22,440,296	21,101,201
PROPERTY AND EQUIPMENT
Land	539,500	539,500
Buildings and improvements	3,704,951	3,692,287
Machinery and equipment	4,310,345	4,046,097
Furniture and fixtures	906,412	891,096
TOTAL PROPERTY AND EQUIPMENT	9,461,208	9,168,980
Less - accumulated depreciation	7,462,904	7,093,133
NET PROPERTY AND EQUIPMENT	1,998,304	2,075,847
GOODWILL	59,420,372	59,420,372
INTANGIBLE ASSETS, net	27,306,822	31,607,146
NONCURRENT DEFERRED TAX ASSET	12,518,000	13,557,000
	$123,683,794	$127,761,566
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	$5,962,000	$6,331,000
Accounts payable	4,612,765	4,175,586
Accrued liabilities	2,710,188	1,890,038
TOTAL CURRENT LIABILITIES	13,284,953	12,396,624
LONG-TERM DEBT, less current portion	44,138,680	50,189,316
OTHER LIABILITIES	2,227,084	1,685,417
OBLIGATION UNDER INTEREST RATE SWAP AGREEMENT	—	57,891
STOCKHOLDERS’ EQUITY	64,033,077	63,432,318
	$123,683,794	$127,761,566

The accompanying notes are an integral part of these statements.

OHIO MEDICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	2014	2013	2012
NET SALES	$51,279,312	$50,485,626	$52,990,367
COST OF SALES	26,872,891	27,489,022	28,760,262
GROSS PROFIT	24,406,421	22,996,604	24,230,105
OPERATING EXPENSES
General and administrative	11,130,216	10,459,863	13,513,432
Selling	5,745,245	5,494,754	6,400,446
Research and development	334,814	349,460	290,898
Marketing	469,126	417,728	421,810
TOTAL OPERATING EXPENSES	17,679,401	16,721,805	20,626,586
OPERATING INCOME	6,727,020	6,274,799	3,603,519
OTHER EXPENSE
Interest expense	5,036,118	5,301,024	5,158,706
Management fees	491,667	541,758	565,000
Other expense, net	198,619	341,213	221,677
TOTAL OTHER EXPENSE	5,726,404	6,183,995	5,945,383
INCOME (LOSS) BEFORE INCOME TAXES	1,000,616	90,804	(2,341,864)
INCOME TAX (EXPENSE) BENEFIT	(460,863)	(448,772)	621,952
NET INCOME (LOSS)	$539,753	$(357,968)	$(1,719,912)

The accompanying notes are an integral part of these statements.

OHIO MEDICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

				Series A		Series C		Accumulated
			Additional	convertible	Series B	convertible		other
	Comprehensive	Common	paid in capital	preferred	preferred	preferred	Accumulated	comprehensive
	income (loss)	stock	common stock	stock	stock	stock	deficit	income (loss)	Total equity
BALANCES, DECEMBER 31, 2011		$100	$32,194,973	$76,320,750	$19,000,000	$—	$(62,418,419)	$(221,583)	$64,875,821
Comprehensive loss
Net loss	$(1,719,912)	—	—	—	—	—	(1,719,912)	—	(1,719,912)
Other comprehensive income (loss)
Foreign currency translation adjustment	54,219
Unrealized loss on obligation under interest rate swap agreement, net of tax	(74,018)
Total other comprehensive loss	(19,799)	—	—	—	—	—	—	(19,799)	(19,799)
Total comprehensive loss	$(1,739,711)
Dividends accrued - Series B preferred stock		—	—	—	—	—	(2,280,000)	—	(2,280,000)
Issuance - Series A preferred stock dividends		—	—	12,962,125	—	—	(12,962,125)	—	—
Stock-based compensation		—	347,987	—	—	—	—	—	347,987
BALANCES, DECEMBER 31, 2012		100	32,542,960	89,282,875	19,000,000	—	(79,380,456)	(241,382)	61,204,097
Comprehensive loss
Net loss	$(357,968)	—	—	—	—	—	(357,968)	—	(357,968)
Other comprehensive income
Foreign currency translation adjustment	18,023
Reclassification adjustment for interest expense included in net loss related to swap agreement, net of tax	40,127
Total other comprehensive income	58,150	—	—	—	—	—	—	58,150	58,150
Total comprehensive loss	$(299,818)
Dividends paid - Series B preferred stock		—	—	—	—	—	(895,262)	—	(895,262)
Redemption - Series B preferred stock		—	—	—	(19,000,000)	—	—	—	(19,000,000)
Issuance - Series C preferred stock		—	—	—	—	22,617,925	(343,876)	—	22,274,049
Issuance - Series A preferred stock dividends		—	—	15,167,350	—	—	(15,167,350)	—	—
Issuance - Series C preferred stock dividends		—	—	—	—	2,063,050	(2,063,050)	—	—
Stock-based compensation		—	149,252	—	—	—	—	—	149,252
BALANCES, DECEMBER 31, 2013		100	32,692,212	104,450,225	—	24,680,975	(98,207,962)	(183,232)	63,432,318
Comprehensive income
Net income	$539,753	—	—	—	—	—	539,753	—	539,753
Other comprehensive income (loss)
Foreign currency translation adjustment	(46,323)
Reclassification adjustment for interest expense included in net income related to swap agreement, net of tax	33,891
Total other comprehensive income (loss)	(12,432)	—	—	—	—	—	—	(12,432)	(12,432)
Total comprehensive income	$527,321
Issuance - Series A preferred stock dividends		—	—	17,741,625	—	—	(17,741,625)	—	—
Issuance - Series C preferred stock dividends		—	—	—	—	4,192,650	(4,192,650)	—	—
Redemption - stock warrants		—	—	—	—	—	(20,219)	—	(20,219)
Stock-based compensation		—	93,657	—	—	—	—	—	93,657
BALANCES, DECEMBER 31, 2014		$100	$32,785,869	$122,191,850	$—	$28,873,625	$(119,622,703)	$(195,664)	$64,033,077

The accompanying notes are an integral part of these statements.

OHIO MEDICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$539,753	$(357,968)	$(1,719,912)
Add (deduct)
Depreciation	369,771	382,778	520,583
Amortization of intangible assets	4,739,988	4,647,247	6,427,372
Stock-based compensation	93,657	149,252	347,987
Deferred income tax provision (credit)	458,000	410,000	(633,000)
Bad debt provision (credit)	30,450	6,881	(66,998)
Inventory obsolescence and valuation provision (credit)	16,596	353,718	(32,634)
Increase (decrease) in cash due to changes in
Accounts receivable	(2,540,942)	(53,979)	(41,323)
Inventories	626,881	(623,931)	(1,131,691)
Prepaid expenses and deposits	184,160	47,841	(56,540)
Accounts payable	437,179	(481,879)	591,768
Accrued liabilities and other liabilities	1,361,817	544,211	750,861
Accrued interest added to long-term debt	455,864	360,316	—

NET CASH FLOW - OPERATING ACTIVITIES	6,773,174	5,384,487	4,956,473

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(292,228)	(132,463)	(141,905)
Patent costs paid	(114,196)	(26,099)	—

NET CASH FLOW - INVESTING ACTIVITIES	(406,424)	(158,562)	(141,905)

CASH FLOWS FROM FINANCING ACTIVITIES
Net (payments) proceeds on revolving line of credit	(700,000)	250,000	(1,350,000)
Payments on long-term debt	(6,175,500)	(5,760,000)	(3,880,000)
Issuance of Series C preferred stock	—	22,617,925	—
Redemption of Series B preferred stock	—	(19,000,000)	—
Financing fees paid	(325,468)	—	—
Stock warrants redemption costs paid	(20,219)	—	—
Stock issuance costs paid	—	(343,876)	—
Dividends paid - Series B preferred stock	—	(3,365,262)	—

NET CASH FLOW - FINANCING ACTIVITIES	(7,221,187)	(5,601,213)	(5,230,000)

EFFECT OF FOREIGN CURRENCY TRANSLATION ADJUSTMENT ON CASH	(46,323)	18,023	54,219

NET CHANGE IN CASH	(900,760)	(357,265)	(361,213)

CASH
Beginning of year	2,575,842	2,933,107	3,294,320
End of year	$1,675,082	$2,575,842	$2,933,107

ADDITIONAL INFORMATION
Interest paid	$4,521,000	$5,000,000	$4,800,000
Stock dividends - Series A preferred stock	$17,742,000	$15,167,000	$12,964,000
Stock dividends - Series C preferred stock	$4,193,000	$2,063,000	$—
Dividends accrued - Series B preferred stock	$—	$—	$2,280,000

The accompanying notes are an integral part of these statements.

OHIO MEDICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

1.                                      NATURE OF BUSINESS

Ohio Medical Corporation (“OMC”), located in Gurnee, IL, is an assembler of proprietary medical suction equipment and is a designer and fabricator of central vacuum and compressed air systems for industrial and medical use for domestic and international customers.

Amvex Corporation (“AMVEX”), a Delaware company with its primary operating facility located in Toronto, Canada, is a wholly owned subsidiary of OMC that develops, manufactures, markets and distributes medical and therapy products.

Ohio Medical Corporation UK Limited (“OMC UK”) is a wholly owned subsidiary of OMC located in the United Kingdom and distributes OMC and AMVEX products throughout Europe.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation - The consolidated financial statements include the accounts of OMC and its wholly owned subsidiaries, AMVEX and OMC UK (collectively referred to as “the company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Concentrations - International sales included in net sales were $13,441,000 in 2014, $13,000,000 in 2013 and $13,139,000 in 2012.

Accounting estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Subsequent events - The preparation of these consolidated financial statements includes management’s evaluation of the events and transactions occurring subsequent to December 31, 2014 through February 25, 2015, which is the date the consolidated financial statements were available to be issued.

Cash - The company maintains cash accounts at Federal Deposit Insurance Corporation (FDIC) and Canadian Deposit Insurance Corporation (CDIC) insured banks. The FDIC and CDIC provide limited insurance on cash deposits. At times, the company’s cash deposits may exceed insurance limits, however, the company does not expect to experience any losses on its cash deposits.

Accounts receivable - The company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated credit risk by performing credit checks and actively pursuing past due accounts. The company determines its allowance for doubtful accounts by considering a number of factors, including the length of time accounts receivable are past due and the company’s previous loss history.

Inventories - OMC inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out (“FIFO”) method. AMVEX inventories are stated at the lower of cost or market, with cost determined on the weighted average method which approximates the FIFO method. The company determines its obsolescence and valuation reserves by considering a number of factors including the age of inventory, its historical cost and current replacement cost. Inventories as of December 31, 2014 and 2013 are as follows.

	2014	2013
Raw materials and finished goods	$9,163,462	$9,852,848
Work in process	411,927	349,422
	9,575,389	10,202,270
Less - obsolescence and valuation reserves	(1,466,572)	(1,449,976)
	$8,108,817	$8,752,294

The company had net inventories located in foreign jurisdictions of $2,540,000 and $3,071,000 as of December 31, 2014 and 2013.

Property and equipment - Property and equipment are recorded at cost. Depreciation is based upon the estimated useful lives of the respective assets using the straight-line method.

Buildings and improvements	3 - 30 years
Machinery and equipment	3 - 5 years
Furniture and fixtures	3 - 5 years

The company had net property and equipment located in foreign jurisdictions of $55,000 and $43,000 as of December 31, 2014 and 2013.

Goodwill - The goodwill acquired from business acquisitions is recorded in accordance with accounting principles generally accepted in the United States of America which establish a framework for accounting for goodwill and intangible assets. That framework requires the company to evaluate the goodwill on an annual basis for potential impairment. After estimating the value of goodwill using standard valuation techniques and comparing that value to the carrying cost, management has determined that there was no impairment of goodwill as of December 31, 2014, 2013 and 2012.

Intangible assets - Acquired intangible assets subject to amortization are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets. Intangible assets that are not subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable.

Debt issuance costs - Debt issuance costs were incurred by the company in connection with debt refinancing. These costs are included in the company’s intangible assets and are amortized over the term of the related debt.

Long-lived assets - The company annually considers whether indicators of impairment of long-lived assets held for use are present. If such indicators are present, the company determines whether the sum of the estimated undiscounted future cash flow attributable to such assets is less than their carrying amounts, and if so, the company would recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Management has determined that there was no impairment as of December 31, 2014, 2013 and 2012.

Other comprehensive income (loss) - Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income (loss). Certain changes in assets and liabilities, however, such as foreign currency translation adjustments and unrealized gains and losses on the obligation under interest rate swap agreement, are reported as a direct adjustment to the equity section of the consolidated balance sheets. Such items, along with net income (loss), are considered components of comprehensive income (loss).

Foreign currency translation - Management has determined the functional currency used by AMVEX is the US Dollar (“USD”). As such, adjustments resulting from the translation are included in the determination of net income (loss) for the period. In addition, the monetary assets and liabilities of AMVEX are translated from the Canadian Dollar (“CAD”) into USD at the rate of exchange in effect at the close of the period; nonmonetary assets and liabilities and equity are translated at the historical rate of exchange; and income and expenses are translated at an average rate of exchange for the period. The exchange rate was 1 CAD/0.86 USD as of December 31, 2014, 1 CAD/0.94 USD as of December 31, 2013 and 1 CAD/0.99 USD as of December 31, 2012.

Management has determined the functional currency used by OMC UK is the British Pound (“GBP”). As such, adjustments resulting from the translation of the foreign currency to USD are accumulated as accumulated other comprehensive income (loss) which is a separate component of stockholders’ equity and have not been included in the determination of net income (loss). In addition, assets and liabilities of OMC UK are translated from the GBP into USD at the rate of exchange in effect at the close of the period; equity is translated at the historical rate of exchange; and income and expenses are translated at an average rate of exchange for the period. The exchange rate was 1 GBP/1.55 USD as of December 31, 2014, 1 GBP/1.65 USD as of December 31, 2013 and 1 GBP/1.60 USD as of December 31, 2012.

Revenue recognition - The company generally recognizes sales upon shipment. Sales taxes imposed on revenue-producing transactions and remitted to tax authorities are presented on a net basis in the accompanying consolidated statements of operations as a reduction of net sales.

Warranty obligations - The company accrues an estimate of its exposure to warranty claims on an as needed basis based on both current and historical sales and returns data. The company provides limited repair or replacement warranties on its products. The adequacy of the warranty liability is assessed annually and is included in accrued liabilities in the accompanying consolidated balance sheets. The warranty liability was $255,000 and $205,000 as of December 31, 2014 and 2013.

Advertising - Advertising costs are expensed as incurred. Total advertising expense was $36,000 in 2014, $24,000 in 2013 and $64,000 in 2012.

Shipping and handling costs - Shipping and handling costs incurred by the company and fees billed to customers are included on a net basis in selling expenses in the consolidated statements of operations. Shipping and handling costs associated with outbound freight totaled $727,000 in 2014, $822,000 in 2013 and $1,010,000 in 2012. Freight revenue billed to customers totaled $1,184,000 in 2014, $1,330,000 in 2013 and $1,480,000 in 2012.

3.                                      INTANGIBLE ASSETS

The company has intangible assets related to business purchases as of December 31, 2014 and 2013 as follows.

	Estimated
	useful life	2014	2013
Amortizable intangible assets:
Customer lists	5-10 years	$23,930,000	$23,930,000
Noncompete agreements	5 years	12,509,000	12,509,000
Nonsolicitation agreement	1.5 years	69,000	69,000
Debt issuance costs	4-6 years	1,818,857	1,493,389
Trade names	3-5 years	116,120	514,120
Patented technologies	5-15.5 years	7,769,425	7,655,229
Unpatented technologies	10-18.5 years	2,498,099	2,498,099
Customer relationships	20 years	24,090,000	24,090,000
		72,800,501	72,758,837
Less - accumulated amortization		49,360,679	45,018,691
		23,439,822	27,740,146
Intangible assets with indefinite lives - trade names		3,867,000	3,867,000
		$27,306,822	$31,607,146

Estimated amortization expense is as follows.

2015	$3,569,000
2016	2,206,000
2017	1,851,000
2018	1,848,000
2019	1,844,000
Thereafter	12,122,000

4.                                      LONG-TERM DEBT

	2014	2013
Term note payable, due in quarterly principal installments, balloon payment due November 2016	$22,984,500	$29,160,000
Subordinated term note payable, interest only payments due quarterly, balloon payment due May 2017	23,316,180	22,860,316
Revolving line of credit, due November 2016	3,800,000	4,500,000
	50,100,680	56,520,316
Less current portion	5,962,000	6,331,000
	$44,138,680	$50,189,316

The term note payable and revolving line of credit are secured by substantially all assets of the company. Interest on the term note payable and revolving line of credit varies based on quarterly leverage ratio calculations (LIBOR plus 5% as of December 31, 2014). The company also has the option to select among various base rates in calculating monthly interest charges (LIBOR, prime rate and federal funds rate). The term note payable requires quarterly principal payments of $975,000 with a balloon payment due at maturity. In addition, the term note payable is subject to mandatory annual excess cash prepayment requirements determined by defined percentages of the company’s annual net cash flow measured annually at December 31. The 2014 excess cash prepayment is estimated to be $2,062,000 due April 2015. The excess cash prepayments due are included in current portion of long-term debt in the accompanying consolidated balance sheets.

The amount available under the revolving line of credit is $10,000,000. A quarterly commitment fee is charged based on the unused portion of the revolving line of credit which varies based on quarterly leverage ratio calculations.

The subordinated term note payable is secured by substantially all assets of the company (subordinate to the term note payable and revolving line of credit). Interest on the subordinated term note payable is due quarterly and varies based on quarterly leverage ratio calculations ranging from 10% to 12% (12% as of December 31, 2014).

Effective March 2013, the interest rate on the subordinated term note payable was increased by an additional 2%. The additional interest is added to the outstanding balance of the note as incurred (PIK interest). The PIK interest rate will be reset to 0% when leverage ratio calculations are reduced by a certain amount as defined in the credit facilities. PIK interest added to the outstanding balance of the note was $456,000 in 2014 and $360,000 in 2013.

The credit facilities related to the above require limitations on additional indebtedness and contain certain financial covenant requirements measured quarterly including maintaining minimum fixed charge ratios, maximum senior debt and total leverage ratios. In addition, the related agreements limit the amount of management fees accrued and paid.

Maturities of long-term debt as of December 31, 2014 are presented below.

2015	$5,962,000
2016	20,823,000
2017	23,316,000

5.                                      DERIVATIVE FINANCIAL INSTRUMENT

During 2012, the company entered into an interest rate swap agreement with a financial institution to manage risks relating to interest rate movements on its long-term debt. The agreement effectively fixed the LIBOR base interest rate at 0.745% on a portion of the term note payable balance through November 2014. The swap agreement qualified as a cash flow hedge derivative instrument and was reported at fair value. Changes in the swap agreement’s fair value were included as a component of other comprehensive income (loss).

6.                                      INCOME TAXES

Deferred income taxes result from temporary differences between the reporting of amounts for financial statement purposes and income tax purposes. These differences relate primarily to different methods used for depreciation and amortization for income tax purposes, certain prepaid expenses, certain accrued liabilities, inventory capitalization requirements of the Internal Revenue Code, allowance for doubtful accounts, stock-based compensation and net operating loss carryforwards.

The components of income tax (expense) benefit are as follows.

	2014	2013	2012
Current income tax expense	$(3,000)	$(39,000)	$(12,000)
Deferred income tax expense	(1,170,000)	(1,442,000)	(637,000)
Benefit from net operating loss carryforwards	712,000	1,032,000	1,271,000
	$(461,000)	$(449,000)	$622,000

The income tax (expense) benefit differs from statutory rates due to certain credits and permanent differences, and due to additional tax credits and deductions taken on the income tax returns which were not reflected in the income tax (expense) benefit in prior years.

During 2011, the company became aware of a potential exposure related to withholding taxes on intercompany loans for 2008 and 2009. The company engaged an outside advisor in 2011 and presented a proposal for resolution to the Canadian tax authorities in 2012. As of the date of this report, the company is still awaiting a response from the Canadian tax authorities in connection with the proposal for resolution. The company has estimated that it is more than likely that a settlement payment for the tax liability, interest and penalties will be made to the Canadian tax authorities ranging from $400,000 to $790,000. The company recorded a $600,000 provision in 2011 for the company’s possible exposure related to this outstanding Canadian tax matter. The settlement liability was $600,000 as of December 31, 2014 and 2013.

The deferred income tax (expense) benefit does not include the deferred tax (expense) benefit related to the obligation under interest rate swap agreement of $(24,000) in 2014, $(28,000) in 2013 and $52,000 in 2012.

Total deferred tax assets and liabilities are as follows.

	2014	2013
Current deferred tax assets	$2,242,000	$1,828,000
Current deferred tax liabilities	(69,000)	(212,000)
Noncurrent deferred tax assets	1,122,000	1,100,000
Noncurrent deferred tax liabilities	(6,222,000)	(4,449,000)
	(2,927,000)	(1,733,000)
Tax effect of net operating loss carryforwards	17,618,000	16,906,000
	$14,691,000	$15,173,000

In assessing deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is primarily dependent upon the generation of future taxable income prior to expiration of net operating loss carryforwards. As of December 31, 2014, the company has approximately $47,350,000 (tax effect of $16,100,000) of federal net operating loss carryforwards and $20,800,000 (tax effect of $1,518,000) of state (primarily Illinois) net operating loss carryforwards available which expire through 2035.

Management has not established a valuation allowance for the deferred tax assets as management estimates that the deferred tax assets are fully realizable. It is at least reasonably possible that this estimate could change in the near term.

The company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Generally the company is no longer subject to federal and state income tax examinations by tax authorities for years before 2011, although net operating loss carryforwards generated in those years may still be adjusted upon examination by the Internal Revenue Service or state taxing authorities if the net operating loss carryforwards either have been or will be used in future periods.

The company analyzed the requirements for accounting for uncertain tax positions, and determined that it was not required to record a liability related to uncertain tax positions as of December 31, 2014 and 2013.

7.             CAPITAL STOCK

Common stock - During 2013, the company authorized an additional 40,000 shares of common stock. 165,000 shares of common stock are authorized with a par value of $.01 per share. There were 10,000 shares issued and outstanding as of December 31, 2014, 2013 and 2012.

Series A convertible preferred stock - During 2013, the company authorized an additional 40,000 shares of nonvoting Series A convertible preferred stock. 140,000 shares of nonvoting Series A convertible preferred stock are authorized with a par value of $.01 per share and a face value of $3,025 per share. Holders of Series A convertible preferred stock are entitled to receive preferred stock dividends issued quarterly in the form of Series A convertible preferred stock at a rate of 16% per annum. Total stock dividends issued were $17,742,000 in 2014, $15,167,000 in 2013 and $12,962,000 in 2012. The stock dividends are recorded by the company as a charge to accumulated deficit. The stock dividends represented 5,865 shares in 2014, 5,014 shares in 2013 and 4,285 shares in 2012. Shares issued and outstanding were 40,394, 34,529 and 29,515 as of December 31, 2014, 2013 and 2012. The stock has a liquidation value (preferential to common stock) of the original issue price plus any accrued and unpaid dividends.

Series B preferred stock - 10,000 shares of nonvoting Series B convertible preferred stock were authorized with a par value of $.01 per share and a face value of $20,000 per share. There were 950 shares issued and outstanding as of December 31, 2012. Holders of Series B preferred stock were entitled to receive dividends at a rate of 12% per annum. Dividends recorded were $895,000 in 2013 and $2,280,000 in 2012. During 2013, the company redeemed and retired all shares of Series B preferred stock at a redemption price equal to the face value of the stock. The company also paid all accrued unpaid dividends due as of the date of the redemption.

Series C convertible preferred stock - During 2013, the company authorized new Series C convertible preferred stock. 45,000 shares of nonvoting Series C convertible preferred stock are authorized with a par value of $.01 per share and a face value of $3,025 per share. Holders of Series C convertible preferred stock are entitled to receive dividends at a rate of 16% per annum. Total stock dividends issued were $4,193,000 in 2014 and $2,063,000 in 2013. The stock dividends are recorded by the company as a charge to accumulated deficit. The stock dividends represented 1,386 shares in 2014 and 682 shares in 2013. Shares issued and outstanding were 9,545 and 8,159 as of December 31, 2014 and 2013. The stock has a liquidation value (preferential to common stock and Series A convertible preferred stock) of the original issue price plus accrued and unpaid dividends.

An additional 70,000 shares of preferred stock are authorized but not yet designated as of December 31, 2014.

8.             RETIREMENT PLANS

The company sponsors a 401(k) plan for substantially all OMC employees. The plan provides for discretionary employer matching and profit sharing contributions, as determined by the board of directors. Discretionary matching contributions to the plan were $129,000 in 2014, $106,000 in 2013, and $103,000 in 2012.

9.             OPERATING LEASES

The company leases its AMVEX office and warehouse located in Toronto, Canada under an operating lease through May 2016. The lease requires the company to pay monthly rent of $17,000 plus all property taxes and other operating expenses of the facility. The company also leases a sales office in Madison, WI and certain other equipment under operating leases expiring at various dates through August 2017. Total rent expense under these leases, including property taxes and other operating expenses for the AMVEX office, was $440,000 in 2014, $459,000 in 2013 and $463,000 in 2012. Future minimum annual commitments under these operating leases, including estimates for property taxes and other operating expenses for the AMVEX office, are as follows.

2015	$416,000
2016	200,000
2017	40,000

10.          RELATED PARTY TRANSACTIONS

The company incurred expenses related to management fees charged from various entities that own/owned shares of the company’s stock during 2014, 2013 and 2012. Management fees were $492,000 in 2014, $542,000 in 2013 and $550,000 in 2012. Accumulated unpaid fees of $1,958,000 and $1,467,000 are included in other liabilities in the accompanying consolidated balance sheets as of December 31, 2014 and 2013. Given the payment restrictions discussed in Note 4, the company is not certain what payments will be made in 2015, if any. As such, the accumulated unpaid fees are classified as long-term on the accompanying consolidated balance sheets.

11.          STOCK OPTION PLAN

The company’s stock option plan (the “plan”), which is stockholder approved, permits the grant of stock options to its employees. The company believes that such awards better align the interests of its employees with those of its stockholders. Option awards are generally granted with an exercise price equal to the market price of the company’s stock at the date of the grant; those option awards generally vest over five years and have 10-year contractual terms.

As of December 31, 2014, all outstanding stock options granted are fully vested. As such, there is no unrecognized compensation cost related to nonvested share-based compensation. There were no stock options granted by the company in 2014, 2013 or 2012. The fair value of each option previously granted was estimated on the date of grant using a Black Scholes option valuation model that uses certain weighted average assumptions.

A summary of option activity under the plan as of December 31, 2014 and the year then ended is as follows.

			Weighted
			average
		Weighted	remaining
	Number	average	contractual	Aggregate
	of	exercise	term	intrinsic
Options	shares	price	(in years)	value
Outstanding at January 1, 2014	1,939	$2,681	4.5	$2,180,070
Granted (forfeited)	—	—	—	—
Outstanding at December 31, 2014	1,939	$2,681	3.5	$2,180,070
Vested or expected to vest at December 31, 2014	1,939	$2,681	3.5	$2,180,070

A summary of option activity under the plan as of December 31, 2013 and the year then ended is as follows.

			Weighted
			average
		Weighted	remaining
	Number	average	contractual	Aggregate
	of	exercise	term	intrinsic
Options	shares	price	(in years)	value
Outstanding at January 1, 2013	2,049	$2,788	5.4	$2,394,911
Granted (forfeited)	(110)	—	4.7	(214,841)
Outstanding at December 31, 2013	1,939	$2,681	4.5	$2,180,070
Vested or expected to vest at December 31, 2013	1,827	$2,722	3.9	$2,086,413

A summary of option activity under the plan as of December 31, 2012 and the year then ended is as follows.

			Weighted
			average
		Weighted	remaining
	Number	average	contractual	Aggregate
	of	exercise	term	intrinsic
Options	shares	price	(in years)	value
Outstanding at January 1, 2012	2,049	$2,788	6.4	$2,394,911
Granted (forfeited)	—	—	—	—
Outstanding at December 31, 2012	2,049	$2,788	5.4	$2,394,911
Vested or expected to vest at December 31, 2012	1,764	$2,890	5.2	$2,152,002

SUPPLEMENTARY INFORMATION

Schedule 1

OHIO MEDICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEET INFORMATION - DECEMBER 31, 2014

			Ohio Medical		Ohio Medical
	Ohio Medical	Amvex	Corporation		Corporation
	Corporation	Corporation	UK Limited	Eliminations	(Consolidated)
CURRENT ASSETS
Cash	$847,951	$697,642	$129,489	$—	$1,675,082
Accounts receivable, net	6,571,276	3,377,170	26,555	—	9,975,001
Inventories, net	5,568,359	2,540,458	—	—	8,108,817
Prepaid expenses and deposits	335,679	171,837	880	—	508,396
Current deferred tax asset	2,173,000	—	—	—	2,173,000
TOTAL CURRENT ASSETS	15,496,265	6,787,107	156,924	—	22,440,296
INTERCOMPANY	43,705,356	(44,298,037)	592,681	—	—
PROPERTY AND EQUIPMENT
Land	539,500	—	—	—	539,500
Buildings and improvements	3,512,320	192,631	—	—	3,704,951
Machinery and equipment	3,964,699	345,646	—	—	4,310,345
Furniture and fixtures	434,896	471,516	—	—	906,412
TOTAL PROPERTY AND EQUIPMENT	8,451,415	1,009,793	—	—	9,461,208
Less - accumulated depreciation	6,507,780	955,124	—	—	7,462,904
NET PROPERTY AND EQUIPMENT	1,943,635	54,669	—	—	1,998,304
INVESTMENT IN SUBSIDIARY	19,259,723	—	—	(19,259,723)	—
GOODWILL	46,962,539	12,457,833	—	—	59,420,372
INTANGIBLE ASSETS, net	2,104,431	25,202,391	—	—	27,306,822
NONCURRENT DEFERRED TAX ASSET	4,776,000	7,742,000	—	—	12,518,000
	$134,247,949	$7,945,963	$749,605	$(19,259,723)	$123,683,794
CURRENT LIABILITIES
Current portion of long-term debt	$5,962,000	$—	$—	$—	$5,962,000
Accounts payable	3,606,563	978,203	27,999	—	4,612,765
Accrued liabilities	2,438,278	268,330	3,580	—	2,710,188
TOTAL CURRENT LIABILITIES	12,006,841	1,246,533	31,579	—	13,284,953
LONG-TERM DEBT, less current portion	44,138,680	—	—	—	44,138,680
OTHER LIABILITIES	2,227,084	—	—	—	2,227,084
STOCKHOLDERS’ EQUITY	75,875,344	6,699,430	718,026	(19,259,723)	64,033,077
	$134,247,949	$7,945,963	$749,605	$(19,259,723)	$123,683,794

Schedule 2

OHIO MEDICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATING STATEMENT OF OPERATIONS INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2014

			Ohio Medical		Ohio Medical
	Ohio Medical	Amvex	Corporation		Corporation
	Corporation	Corporation	UK Limited	Eliminations	(Consolidated)
NET SALES	$34,886,225	$16,282,376	$110,711	$—	$51,279,312
COST OF SALES	18,736,491	8,042,601	93,799	—	26,872,891
GROSS PROFIT	16,149,734	8,239,775	16,912	—	24,406,421
OPERATING EXPENSES
General and administrative	7,602,816	3,507,289	20,111	—	11,130,216
Selling	5,130,470	614,775	—	—	5,745,245
Research and development	275,859	58,955	—	—	334,814
Marketing	355,764	113,362	—	—	469,126
TOTAL OPERATING EXPENSES	13,364,909	4,294,381	20,111	—	17,679,401
OPERATING INCOME (LOSS)	2,784,825	3,945,394	(3,199)	—	6,727,020
OTHER (INCOME) EXPENSE
Interest expense	5,036,118	—	—	—	5,036,118
Management fees	491,667	—	—	—	491,667
Other expense (income), net	(5,662,559)	5,891,101	(29,923)	—	198,619
TOTAL OTHER (INCOME) EXPENSE	(134,774)	5,891,101	(29,923)	—	5,726,404
INCOME (LOSS) BEFORE INCOME TAXES	2,919,599	(1,945,707)	26,724	—	1,000,616
INCOME TAX (EXPENSE) BENEFIT	(1,167,209)	707,000	(654)	—	(460,863)
NET INCOME (LOSS)	$1,752,390	$(1,238,707)	$26,070	$—	$539,753